March 23 2005

VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE:          NetSol Technologies, Inc.
Form SB-2
File No. 333-116512

Form 10-KSB for the period ended June 30, 2004
Form 10-QSB for fiscal quarter ended September 30, 2004
Form 10-QSB for the fiscal quarter ended December 31, 2004
File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated March 9, 2005.

Post-effective Amendment to registration Statement on Form SB-2 filed February 17, 2005

General

1.     We note your recent press accounts regarding the closing of your acquisition of CQ Systems Limited on February 22, 2005. Please revise your disclosure throughout to reflect the consummation of the transaction. Further, please provide us with your analysis explaining why you did not believe it was necessary to file a Form 8-K announcing the consummation of the CQ Systems acquisition. Please also advise us whether you plan to file financial statements related to CQ Systems and your analysis resulting in your conclusion whether to file. Please see Items 2.01 and 9.01 of Form 8-k and Rule 3-05 and Article 11 of Regulation S-X. We note that your Form 8-K filed January 25, 2005 states that “any required” financial statements and pro forma financial information will be filed no later than April 4, 2005.

We have revised the registration statement on pages 2, 22 and 33 to reflect the closing of CQ acquisition on February 22, 2005. The press release announcing the consummation of the CQ Systems acquisition contained no additional information regarding the transaction. As the terms of the acquisition were reported in our 8-K dated January 19, 2005 under Item 1.01 Entry into a Material Definitive Agreement, we determined that this report was sufficient to provide disclosure of the transaction. We will file the 8-K/A with the appropriate financial statements no later than April 4, 2005.

2.             We note your disclosure on page 24 of your filing in which you state that you are "extremely optimistic that [you] will experience huge opportunities for [you] products offerings in 2005” and that you believe “the year 2005 will be a year for some landmark growth.” What are the opportunities and what is the nature and amount of the growth you predict? Please provide meaningful context such as competitive conditions and your business that will enable an investor to understand what you mean by referring to “huge opportunities” and “landmark growth.” Disclose the reasonable basis on which these beliefs of management as to business opportunities and future performance are made. What conditions would need to be satisfied in order for the company to attain “landmark Growth” and in what circumstances would the achievement of this objective be frustrated? Do you intend to inform investors in the event management’s views change about the likelihood of “landmark growth.” Please see Item 10(b) of Regulation S-K for additional guidance.

We have modified this disclosure to remove the references to extreme optimism, landmark growth and huge opportunities.

3.             Please file the consent required by Item 601 (b)(23) of Regulation S-K with respect to the Audited financial statements of CQ Systems.

The consent has been filed as Exhibit 23.3 to the registration statement.

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial Statements, p.36

4.             For each of your pro forma adjustments, provide more detail information. For example, Describe your purchase price allocation methodology. Supplementally tell us how you Determined the fair value of the assets and liabilities of CQ Systems in your purchase price allocation. Also tell us why there are no pro forma adjustments to the statements of operations for any periods presented. For example, tell us whether you acquired any amortizable intangible assets.

The registration statements and pro forma statements have been modified on beginning on page 36 to provide greater detail as to the pro forma adjustments.

Supplementally, we determined the fair value of the assets to be equal to the historical cost of such assets. In addition, as half of the purchase price is due in cash and stock at the time of the purchase and the remainder is due one year from the closing date, the deferred amount due has been shown as a note payable. This note does not bear interest, and therefore no adjustment was made to the pro-forma income statements for interest expense.

The pro forma financial statements have been revised to show the allocation of the purchase price and to include pro forma adjustments on the income statement for amortizable intangibles assets acquired in the purchase of CQ Systems.

CQ Systems Limited Financial Statements

5.             Revise each of the Independent Auditors’ Reports for the financial statements prepared Under U.S. GAAP to indicate the city and state where issued and to provide the signature of the accountant.

The Independent Auditors’ Reports for the CQ’s financial statements have been modified to include the city and country where issued and to provide the signature of the accountant. All other auditor’s reports contain both the city and country and signature of the accountant.

6.	Revise to include financial statements for CQ Systems for the most recent interim period and the comparable period of the preceding fiscal year. Refer to Item 310(b) of Regulation S-B.

As a private company based in the United Kingdom, CQ Systems did not prepare financial statements on a quarterly basis for a comparable period ending December 31, 2003. Their obligation was to prepare year end audited accounts, which have been presented. We have included CQ Systems’ financial statements for the period ending December 31, 2004 as prepared as part of the preparation for the acquisition of CQ Systems by the Company.

Form 10-KSB for the Year Ended June 30, 2004

Item 6 - Management’s Discussion and Analysis Plan of Operations

Results of Operations, pp. 19-21

7.
Consider expanding your discussion of licenses revenue versus service revenue. In this regard, quantify the changes in each source of revenue for each period presented and explain what contributing or offsetting factors are included in any fluctuations. Also explain the factors contributing to the decrease in revenue generated from NetSol Connect. Describe any known or expected trends and the impact on future operating results or liquidity. Refer to FR 72.

The discussion in results of operations on pages 19 to 21 of the 10-KSB and page 45 of the SB-2, has been revised to expand the discussion of licenses revenue versus service revenue as follows:

The total consolidated net revenue for fiscal year 2004 was $5,749,062 compared to $3,745,386 in fiscal year 2003. This is a nearly 53% increase in revenue. The increase is attributable to new orders of licenses and an increase in services business, including additional maintenance work. 70% of the increase is attributable to new licenses orders and 30% to an increase in services business. Management believes that the increase in licensing revenue and the increase in services business is attributable to the overall surge in demand of NetSol products. The achievement of CMM level 4 quality standard in 2004 is also a contributing factor of global and rising demand of NetSol software applications. In addition, NetSol entered into frame agreement with DaimlerChrysler Services in Germany that pre-qualified NetSol to participate in providing software and services to many new countries.

The decrease in NetSolConnect’s revenue in 2004 as compared to 2003 was attributable to a change in overall management team and strategy. NetSol Connect sold off 49% of the business to a UK based Company, Akhter Computers in September 2003. This resulted, as expected, in a modification in business strategy focusing on high margins which correspondingly had a lower immediate revenue.

We have identified general positive and negative trends which may affect our business on page 34 of the SB-2 and page 18 of the 10-KSB. Other than those identified and the discussion in the Liquidity and Capital Resources section described in your comment 9, we are not aware of any trends which may effect liquidity or future operating results.

8.             We note from page 10 of your Business section that you introduced ‘Pay Per Use’ pricing strategy for all LeaseSoft constituent applications at the end of the first quarter 2004. Tell us how changing your pricing methodology affects your current and expected future operating results, financial condition and liquidity. Also explain how this impacts your current revenue recognition policy.

The introduction of the “pay per use” pricing strategy for LeaseSoft constitutent applications affects our current operating results, financial condition and liquidity because customers will be billed on a periodic basis based on the usage information of the product rather than using the “Excess of revenues over billing account”. We expect that this affect will continue for future operating results, financial condition and liquidity. The impact that this has on current revenue recognition policy is that we expect revenues to be more stable and projections to be more accurate. NetSol believes that with pay per use the same product version can be used for multiple clients resulting in shared operating cost. With improved revenue achieved at a lower corresponding cost, the operating results of NetSol will improve. Moreover, with more predictable cash flow stream combined with higher operating profit, we believe financial conditions and the state of liquidity at any given point in time will also improve.

Liquidity and Capital Resources, p.21

9.             Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the fact of the financial statements. Please refer to Section IV of Release No. 33-8350.

The liquidity and capital resources section on page 21 of the 10-KSB and page 50 of the SB-2 has been modified to include the following:

 As a growing company, we have on-going capital expenditure needs based on our short term and long term business plans. Although our requirements for capital expenses vary from time to time, for next 12 months, we have following capital needs:

·
Injection of new capital of up to $500,000 in a strategic joint-venture of NetSol-TiG. This partnership serves to outsource TiG’s software development business to our offshore-based development facility.

·	New capital requirement for NetSol Akhter, the telecom division in an amount up to $2.0 million as required by the agreement with Akhter.
·	Loan payments of $750,000 due by February 2006. These loans were taken to pay for the purchase of CQ Systems.
·	Working capital of $1.0 million for debts payments, new business development activities and infrastructure enhancements.

While there is no guarantee that any of these methods will result in raising sufficient funds to meet our capital needs or that even if available will be on terms acceptable to the Company.

The methods of raising funds for capital needs may differ based on the following:

•
stock volatility due to market conditions in general and NetSol stock performance in particular. This may cause a shift in our approach to raise new capital through other sources such as secured long term debt.

•
Analysis of the cost of raising capital in the U.S., Europe or emerging markets. By way of example only, if the cost of raising capital is high in one market and it may negatively affect the company’s stock performance, we may explore options available in other markets.

•	Should global or other general macro economic factors cause an adverse climate, we would defer new financing and use internal cash flow for capital expenditures.

10.   Tell us how you determined your working capital as of June 30, 2004 of $400,000. We Note that current assets less current liabilities amounts to negative working capital of $10,000. Ensure statements that are similar in nature throughout your filings are consistent. Please advise or revise your filing to clearly identify your amount of working capital.

Page 21of the 10-KSB and page 4 of the SB-2 have been modified to show a working capital deficit of $10,400.

Item 8A. Controls and Procedures

11.   You state that your “disclosure controls and procedures are effective to ensure that all material information required to be filed in [your annual report] has been made known to [your chief executive officer and chief financial officer].” Please revise to disclose whether your chief executive officer and chief financial officer had concluded that as of the end of the period your disclosure controls and procedures were effective in recording, processing, summarizing and reporting on timely basis information required to be disclosed by your in your reports filed or submitted under the Exchange Act. Further, disclose whether your officers concluded that as of the end of the period your disclosure controls and procedures are effective to ensure that information required to be disclosed in such reports are accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Rule 13a-15(e) of the Exchange Act. Please note this comment with respect to your subsequently filed quarterly reports on Form 10-Q and in the preparation of future periodic reports.

Our 10-KSB states in Item 8A the following:

“Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-KSB. Based on their evaluation, the chief executive officer and chief financial officer have concluded that as of the evaluation date, the disclosure controls and procedures are effective to ensure that all material information required to be filed in this Annual Report on Form 10-KSB has been made known to them.”

As Rule 13a-15(e) specifically defines “disclosure controls and procedures” as “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer . . . is recorded, processed, summarized and reported, within the time periods specified”, we believe that our disclosure, as written and by the use of the defined term contains the requested disclosure.

12.   We note your disclosure regarding the formation of your nominating and corporate governance committee. Please note that Rule 13a-15(d) requires disclosure of “any change in [your] internal control over financial reporting, that occurred during each of [your] fiscal quarters,…that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting.” Your present disclosure concerns a committee created to review and recommend changes to your “disclosure controls and procedures.” Please supplementally clarify whether this committee reviews and recommends changes to your “internal control over financial reporting” and whether the committee has recommended any changes that you have or will implement that will reasonably likely affect your internal control over financial reporting. Please see Rule 13a-15(f) for additional guidance. Further, please note that such disclosure is with respect to the fiscal quarter that is the object of your report. As a result, please advise us whether the committee was created in your fiscal quarter ended June 30, 2004 and what specific changes were recommended and subsequently implemented that materially affected your internal control over financial reporting. Please note this comment with respect to your subsequently filed quarterly reports on Form 10-Q and in the preparation of future periodic reports.

The Nominating and Corporate Governance Committee is charged with keeping abreast of changes to reporting requirements and/or general corporate governance requirements, such as, by way of example only, SEC and Nasdaq rules on board and committee independence. The committee was formed in July 2004, after the conclusion of our fiscal year. The committee is not charged with recommending any changes to our “internal control over financial reporting” nor has the committee recommended, to date, any changes to the internal control over financial reporting. The audit committee is charged with reviewing the periodic reports. This committee has not recommended, to date, any changes to the internal control over financial reporting. We have modified the disclosure on page 23 of our 10-KSB and page 23 of our 10-QSB for the periods ending September 30 and page 25 of our 10-QSB for the periods ending December 31, regarding the Nominating and Corporate Governance Committee to clarify its role as follows:

Additionally, in response to the passage of the Sarbanes-Oxley Act of 2002, the Board of directors and management plans, among other actions, has formed a Nominating and Corporate Governance Committee comprised of members of the board of directors. This committee is charged with, among other things, reviewing and developing policies and procedures to enhance our disclosure controls and procedures. Our audit committee is charged with reviewing our periodic reports and other public disclosures.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, pp. F-2 to F-5

13.   We note that the principal auditor did not assume responsibility for the work performed by the other auditor, Saeed Kamran Patel & Co., which represents 61% of the June 30, 2004 total assets as well as 77% and 74% of the total net revenues for June 30, 2004 and 2003, respectively. In this regard, please tell us why Saeed Kamran Patel & Co. is not considered the principal auditor. Explain how the principal auditor decided that it was appropriate for them to serve as the principal auditor. Refer to Statement on Auditing Standards (SAS) No. 1, Sections 543.02, 543.03 and 543.10.

As stated in the audit report of Kabani & Company, Inc. (“Kabani”) dated August 2, 2004, Kabani reported on the consolidated financial statements and subsidiaries of NetSol Technologies, Inc. and relied on other auditors’ opinions for Network Technologies (PVT) Limited, NetSol (PVT) Limited and NetSol Connect (PVT) Limited. All subsidiaries referenced to in the audit report not audited by Kabani did have their audits performed in accordance with the International Standards on Auditing which are comparable in all material ways with the standards of the Public Company Accounting Oversight Board (United States) and GAAP even though their reports were not necessarily worded clearly. No departures from a specific US accounting standard existed. All “conversions” were properly conducted by the respective subsidiary auditors. However, to clarify the other auditors’ capabilities and Kabani’s responsibility as the primary auditor, below is a summary of the procedures employed by Kabani to determine the other auditors’ capability in auditing the certain subsidiaries referenced by their audit reports.

SAS No. 1, AU 543 required Kabani to perform the following:

*  Determine whether Kabani can report as principal auditor. (AU 543.02)

* Inquire about the reputation and independence of the other auditor. (AU 543.10)

* Coordinate the other auditor certain activities, such as work on intercompany balances, etc. (AU 543.10)

* Decide whether to refer to the work of the other auditor in the report. (AU 543.04)

In the Company’s case, Kabani decided whether they could report as principal auditor by considering the following matters:

* The materiality of the portion of the financial statements audited by the other auditor, as compared to the portion audited by Kabani, specifically, all of the equity transactions, most of the liability section including convertible debentures etc. and most of the operating expenses, in addition to revenue and assets in North America, Australia and UK were audited by Kabani.

* The extent of the other auditor’s knowledge of the overall financial statements, (which excludes all of North America operations, Australia operations and UK operations).

* The importance of the components audited in relation to the enterprise as a whole.

Based on the above, it was concluded that Kabani & Company could act as the principal auditor.

14.   We note that your principal auditor’s report indicates that they did not audit the financial statements of Network Technologies (PVT) Limited, among other subsidiaries. Provide the audit report of the other auditor for Network Technologies (PVT) Limited. Alternatively, identify where the audit report is included. In addition, we note that you make reference to the reports for Network Technologies (PVT) Limited. Explain why you do not reference the reports of other auditor for NetSol Technologies (PVT) Limited, NetSol (PVT) Limited and NetSol Connect (PVT) Limited. We further note your principal auditor’s statement that they believe that their audits provide a reasonable basis for their opinion. Tell us why the principal auditor’s audit opinion does not also make reference in the scope paragraph to the work performed by the other auditor. Refer to SAS No. 1, Section 543.09.

The audit report for NetSol Technologies (PVT) Limited was filed with the 10-KSB and immediately follows our principal auditor’s report. Our principal auditor’s report references the reports of NetSol Technologies (PVT) Limited, NetSol (PVT) Limited and NetSol Connect (PVT) Limited. These reports were filed with the 10-KSB and immediately follows our principal auditor’s report.

The Principal auditor’s opinion has been amended to make reference in the scope paragraph to the work performed by the other auditor.

15.   We note that the audit opinions of the other auditor do not reference the Standards of the Public Company Accounting Oversight Board. Please see Public Company Accounting Oversight Board Auditing Standard No. 1. Furthermore, we note that the financial statements conform with approved accounting standards as applicable in Pakistan. Please request your auditor to confirm that the audits were conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and that in their opinion the financial statements are presented in all material respects in accordance with accounting principals generally accepted in the United States. Revise the audit opinions accordingly.

The audit opinions of the other auditor has been modified to refer to reliance on the International Standards on Auditing which are comparable in all material respect to the Public Accounting Standards Oversight Board in the United States.

16.   We note that the audit report of the principal auditor refers to the audit reports of the significant subsidiaries for each of the years ended June 30, 2004 and 2003. We further note that the audit reports of the other auditor included in the filing are for the year ended June 30, 2004 only. Provide the audit reports of the other auditor for the year ended June 30, 2003. Refer to Rule 2-05 of Regulation S-X.

We inadvertently failed to include the other auditor’s 2003 reports. These reports have shall be filed with an amendment to the 10-KSB and an amendment to the SB-2 post-effective amendment to reflect this comment.

17.   We note that your principal auditor, Kabani & Company, placed reliance on the report of Saeed Kamran Patel & Co., an accounting firm based in Pakistan and registered with the Public Company Accounting Oversight Board (PCAOB). In fulfilling a principal auditor’s responsibility under AU 543 to determine whether the principal auditor may rely on the work of a subsidiary auditor, the principal auditor should ensure that the subsidiary auditor has demonstrated sufficient knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. A foreign auditor that has demonstrated such knowledge and experience to the SEC staff generally should have documentation of that fact. A foreign audit firm’s registration with the PCAOB does not supersede existing means by which a firm demonstrates it knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. Foreign auditors are still expected to demonstrate their knowledge and experience (U.S. affiliation and Appendix K compliance, or demonstrate to the Office of the Chief Accountant sufficient knowledge and experience in applying U.S. GAAP, U.S. GAAS, SEC financial reporting rules and SEC independence requirements).

Please tell us how Kabani & Company determined that Saeed Kamran Patel & Co. has sufficient knowledge and experience in applying U.S. GAAP, PCAOB Standards, Sec financial reporting rules and SEC indpendence requirements. Please also provide us with the name, address and facsimile number of the principal partner at Saeed Kamran Patel & Co. that was involved in the audits of NetSol Technologies (Pvt.) Limited, NetSol (Pvt.) Limited and NetSol Connect (Pvt.) Limited.

Kabani made inquiries and applied other procedures to determine the professional reputation and independence of the other auditors. The inquiries and other procedures included the following:

•  Review of the professional organizations, discussion with other practitioners, as to the professional reputation and standing of the other auditors.

•  Obtaining a representation letter from the other auditors stating that they are independent.

•  Obtaining a representation from the other auditors that they are aware that the financial statements of the component that they are to audit are to be included in the financial statements on which the principal auditor will report and that their audit report will be used (and, when applicable, referred to) by the principal auditor (Kabani).

•  Obtaining a representation from the other auditors that they are familiar with accounting principles generally accepted in the United States and with GAAS promulgated by the AICPA and will conduct the audit and will report in accordance with those standards.

•  Determining that the other auditors have knowledge of the relevant financial requirements for statements and schedules to be filed with regulatory agencies such as the SEC.

•  A review of matters affecting the elimination of intercompany transactions and accounts and the uniformity of accounting practices among the components included in the financial statements such as any foreign GAAP to US GAAP reconciliation.

•  A review of the reasonableness of certain accounts for the purpose of including them in the financial statements.

In addition, Kabani applied the following procedures to determine the adequacy of the other auditor’s examination:

•  Visited the other auditor’s office and discussed the audit procedures applied and their results with the Engagement partner and the Manager.

•  Reviewed the other auditor’s audit planning and audit programs for adequacy.

•  Reviewed the other auditor’s workpapers, including the work done on internal control and the assessment of control risk.

•   Advised other auditor on relevant pronouncements, specifically on SFAF 86, SFAs 144, Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended as amended by SOP 98-4 and SOP 98-9. .

•   Discussed with the other auditor on various aspects of the audit before, during and at the conclusion of the audit.

The principal auditing partner at the other auditor is Saquib Bashir whose address is 95, Abid Majeed Road, Lahore Cantt, Pakistan and fax number is 92-42-666255.

Consolidated Statements of Operations, p. F-7

18.   We note on page F-27 in Note 9 that the fair market value of warrants issued included in Other income and expenses relates to the fair value of warrants issued in connection with the sale of stock. Explain why you do not consider the fair value of this consideration to be an offering cost that would be charged against the gross proceeds of the private placement. Refer to SAB topic 5A. Cite the authoritative accounting literature relied upon in your presentation.

These Warrants were issued as part of the PIPE financing and were recorded as an expense. Your comment has been noted and the expense has been charged against the gross proceeds of the financing in the financial statements as filed with the amended Form 10-KSB and SB-2.
.
Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, p. F-15

19.   We note that you analyze certain factors to evaluate the adequacy of the allowance for doubtful accounts. Supplementally explain how you considered increasing revenue, higher receivables and your history of bad debts in your analysis of the adequacy of the allowance for doubtful accounts of $80,000. Also tell us what consideration you gave to discussion the impact of your history of bad debts in your liquidity section of management’s discussion and analysis.

Upon analyzing the Company’s accounts receivable, it was determined that most were current. Additionally, most of these accounts have been subsequently collected. Additionally, management of the various subsidiaries evaluates the status of the accounts receivable and, based on the history of bad debts, writes off specific accounts as appropriate. Based on this analysis and the current status of such accounts, it was determined that an allowance for doubtful accounts of $80,000 was justifiable.

 Intangible Assets, p. F-16

20.   Supplementally tell us the amount of amortization expense recognized in the periods presented related to capitalized software development costs. Tell us where you have classified the amortization on your statements of operations. Refer to FASB Staff Implementation Guides, SFAS 86, Question 17.

Amortization of capitalized software development costs are included as part of the “product licenses, etc.” account and are shown as amortization expenses in general and administrative expenses. Software development amortization expense was $97,744 and $46,504 for the years ended June 30, 2004 and June 30, 2003, respectively.

Revenue Recognition, pp. F-17 to F-18

21.   Explain the nature of “Revenue in excess of billings” listed on the face of the consolidated balance sheet. Disclose the nature of these unbilled amounts in the financial statement footnotes.

The financial statements have been amended to include the following:

Revenues in excess of billings:

“Revenues in excess of billings” represent the total of the project to be billed to the customer over the life of the project. As each phase is completed and billed to the customer, the corresponding percentage of completion amount is transferred from this account to “Accounts Receivable.”

Supplementally, the nature of “Revenue in excess of billings” consist of the following:

After getting an invitation to bid, NetSol submits a proposal to implement software. The proposal usually addresses features of the proposed solution, project management plan with timelines, prerequisite hardware and software, license fee, hourly rate for services, handling, boarding and travel expenses. The customer accepts this proposal by either signing off on the proposal or by a letter of commitment indicating acceptance of proposal terms. The project commences with delivery of software and the license revenue at this stage is also recognized. The implementation cycle also starts at this point. The implementation cycle varies depending on the complexity of the client business and its other priorities.

The payment of this license fee is in stages with every stage linked to a completion of a certain pre agreed phase. The usual phases of the implementation cycle are: signing of the proposal (Letter of commitment), completion of the business process mapping stage, completion of the customization effort, completion of acceptance testing, completion of user training and start of system use in live environment.

The percentage of license fee due on the initiation of the project is billed to customer and is put in “Account Receivables”. At the same time the total license fee amount minus the percentage of license fee already billed as first installment is put in “Excess of Revenue over Billing”. With the completion of every phase the corresponding payment amount is transferred from “Excess of Revenue over Billing” to “Account Receivables” and is billed to customer.

These phases and the corresponding percentages of payment at the completion of these phases may differ with every customer. However, usually NetSol recovers the complete license fee within 90 days after acceptance of the system.

The excess of revenue as mentioned above is recognized on meeting following criteria as stated in the International Accounting Standard 18 Para 20

(a) The amount of revenue can be measured reliably;

(b) It is probable that the economic benefits associated with the transaction will flow to the enterprise;

(c) The stage of completion of the transaction at the balance sheet date can be measured reliably; and

(d) The costs incurred for the transaction and the costs to complete the transaction can be measured reliably

The license contracts haves very small probability of cancellation since the client thoroughly scrutinize the products and only sign contract once they are confident that it meets their requirements. Moreover, our clients are large and also make alliances with us around our products marking them as preferred solutions for number of countries where they are operational.

22.
We note your disclosure on page 7 stating that “[t]he Company generally enters into written Commitment letters with clients at or around the time it commences work on a project. You further state that “[t]hese commitment letters typically contemplate that NetSol and the client will subsequently enter into a more detailed agreement, although the client’s obligations under the commitment letter are not conditioned upon the execution of the latter agreement…these written commitments and agreements often provide that the arrangement can be terminated with limited advance notice or penalty.” Tell us how revenue is recognized on these arrangements. In this regard, explain how you are able to establish evidence of the arrangement and that the fee is fixed and determinable if your commitment letters and detailed agreements often included termination clauses.

We have modified the disclosure on page 7 of the 10-KSB and page 23-24 of the SB-2 to read:

The Company generally enters into written commitment letters with clients at or around the time it commences work on a project. These commitment letters typically contemplate that NetSol and the client will subsequently enter into a more detailed agreement, although the client's obligations under the commitment letter are not conditioned upon the execution of the latter agreement. These written commitments and subsequent agreements contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize them as consisting of backlog. In addition, because these written commitments and agreements often provide that the arrangement can be terminated with limited advance notice or penalty, the Company does not believe the projects in process at any one time are a reliable indicator or measure of expected future revenues. However, there is a very small probability of cancellation since the client thoroughly scrutinizes the products and only signs the contract once they are confident that it meets their requirements. In addition, Netsol has very little past history of termination once the commitment letter has been signed.

Suplementally, these commitment letters typically refer to statements of work which include the fees and the scope of the work including dates of deliverables. These statements typically include a right to terminate for failure to pay and/or failure to deliver according to schedule.

23.
Tell us the nature of the consulting services provided under fixed-price contracts. Explain why the use of contract accounting is appropriate for these contracts. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.

The fixed-price contracts refer to the daily rate of the consultants working on the project being fixed. The revenue for these contracts was recorded when services were provided. We have amended the disclosure to read:

Services Revenue. Revenue from consulting services is recognized as the services are performed for time-and-materials contracts. Revenue from training and development services is recognized as the services are performed. Revenue from maintenance agreements is recognized ratably over the term of the maintenance agreement, which in most instances is one year.

24.    Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process, and the support for your conclusions that, among other things, the delivered items have value on a standalone basis. Clarify whether or not you ever customize software for your customer and then service and/or perform the processing for them using the customized software. In this regard, we note from page 2 of your business section that you professional services include outsourcing. If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Please advise.

Agreements for the sale of our software are under a separate contract or agreement which requires NetSol to deliver the software only. Customization, maintenance, and any other services are subject of different agreements and contracts and are priced separately from the software sale. While our professional services include outsourcing services, such services are billed solely based on the provision of the services.

25.
We note from disclosure throughout your filing that you have established strategic alliances with distributors, such as in Japan and Indonesia. Supplementally tell us how you recognize recognize revenue sold through indirect channels such as distributors. Specifically identify all criteria considered in determining when to recognize revenue and explain how you determine when the identified criteria have been met. Tell us whether you offer these third parties the right of return, refunds or price protections. If so, tell us when you are notified that an actual sale has occurred. If you are involved with thinly capitalized channel or distribution partners, tell us and disclose, if material, how you determine collectibility. Explain whether you examine the end-user’s credit worthiness or that of the distributors. Tell us the amount of revenue generated through resellers for all periods presented.

We have not recognized any revenue as a result of these strategic alliances with distributors. These distributors act more as finders of individuals interested in our products and in accordance with the terms of these agreements, NetSol enters into an agreement with the customer directly. The distributor would be paid its fee upon receipt of funds from the customer.

Note 6 - Intangible Assets, p. F-23

26.   We note your statement on page F-23 that you adopted SFAS 142 effective July 1, 2002, which requires that goodwill no longer be amortized. Explain why you continue to recognize goodwill amortization expense in the fiscal years ending June 30, 2004 and 2003 and through the interim period ended December 31, 2004. Revise your Form 10-KSB and subsequent Forms 10-QSB to reflect the appropriate accounting for goodwill under SFAS 142.

Your comment has been noted. Goodwill amortization has been reclassified as impairment of assets for the impairment of goodwill only. This impairment resulted from the decline of certain subsidiaries for which goodwill had been recorded. The financial statements and our Form 10-KSB and subsequent Forms 10-QSB have been modified accordingly.

Note 8 - Debts

Notes Payable, pp. F-24 to F-25

27.   We note several convertible loan agreements were issued during fiscal year 2004. Help us understand how you determined whether these loans included any beneficial conversion feature. In this regard, provide us with a schedule of convertible securities issued in chronological order during fiscal year 2004. Please include the following information in your schedule for each convertible security: (a) date issued; (b) commitment date; (c) conversion terms; (d) effective conversion price; and (e) basis for determining if the conversion feature is beneficial (i.e. has intrinsic value) to the holder. Refer to EITF 98-5 and EITF 00-27. Also explain how the detachable warrants issuable upon conversion were considered in your accounting for the convertible notes. Tell us if the warrants are considered in your calculation of any beneficial conversion feature and whether you considered the accounting described in SFAS 84. Explain why you believe the use of the 20-day average market value of the stock is an appropriate measure to determine any beneficial conversion feature. In addition, further explain the convertibility of the notes and tell us whether you were in default at the time the notes were converted since you indicate that the notes are only convertible in the event of default by you.

The following table is provided as requested:

				Conversion Terms		Beneficial Conversion Feature
Note Holder	Date of Note	Due Date	Amount of Loan	Conversion Rate	# shares	Market Value	Conversion	Difference	Expense
Sir Gulam Noon	8/20/2003	10/20/2003	500000	1.75	285,715	2.0861	1.75	0.3361	96,027
Soveriegn Group	12/17/2003	6/17/2003	100000	1.95	51,282	2.0148	1.95	0.0648	3,323
Ahktar Group	12/24/2003	6/24/2004	250000	1.85	135,135	1.8255	1.85	(0.0245)	-

The detachable warrants for all of these loans have been cancelled.

We believe the use of the 20-day average market value of the stock is an appropriate measure as it evens out the volatility of the stock price per share.

None of the loans were in default at the time of conversion. At the due date, Noon agreed to extend the term and compromise the debt with stock rather than a cash payment. While the notes were not automatically convertible except in the case of a default, the company elected, prior to default and, with the agreement of the holders, to compromise the debt with stock rather than a cash payment.

Note 9 - Stockholders’ Equity

Stock Subscription Receivable, p. F-28

28.   We note that during fiscal year 2004 there were outstanding receivables due from four executive officers for exercised options. We further note that additional receivables were due for option exercises during the interim period ended December 31, 2004 and that $18,750 of accrued salaries was applied against a receivable. Please revise to disclose the material terms of these receivables such as maturity date, interest rate and amortization schedule and any arrangements for payroll withholdings, and identify the officers from whom such receivables are due. Please file the contract or written arrangement governing these receivables pursuant to Item 601(b)(10)(ii)(A) of Regulation S-B or otherwise file a written description of such arrangement if not governed by a formal document. If there is no written agreement, tell us whether the repayment obligations are enforceable by you and explain the basis for your conclusions in this respect.

To help the company through tough times and cash crunches, it has been the practice of certain of our founding officers to defer receiving a portion of their salaries and bonuses and to apply such deferred salaries and bonuses to option exercises by these officers. It has always been intended that such options be exercised against money due to such officers and not as a loan of funds to such officers. These officers make it a practice to hold all shares acquired rather than trading in the market as they have never sold any shares since 2000. To the extent there is an overlap of funds due to such officers and the option exercise, such officers are willing to cancel such exercises and return the shares to the company. Also the compensation committee has been reviewing the compensation packages of these officers and they are have indicated that they are prepared to present their recommendation to the independent members of the board for approval. This may off-set any early stock options exercises or cause further deferral and accruals of any incremental compensations and or bonus. The company has no record of any cash loans ever taken by these officers.

Page 29 of the 10-KSB, page 52 of the SB-2 and the financial statements have been modified to read as follows:

On November 28, 2003, the Company agreed to loan the Chief Financial Officer (CFO) and Chairman of the Company, $80,417 for the purpose of purchasing 67,223 shares of the Company’s common stock through the exercise of a stock option previously granted to the officer on February 16, 2002. On March 31, 2004, the Company loaned the officer and additional $25,000 to purchase 10,000 shares of the Company’s common stock through the exercise of a stock option previously granted to the officer on February 16, 2002. In addition, in June 2004, accrued wages in the amount of $12,500 was applied to the officer’s loan. At June 30, 2004, the loan balance for the officer was $92,917 and accrued interest was $3,154.

On November 28, 2003, the Company agreed to loan the Chief Executive Officer (CEO) of the Company, $48,335 for the purpose of purchasing 41,557 shares of the Company’s common stock through the exercise of a stock option previously granted to the officer on February 16, 2002. In addition, in June 2004, accrued wages in the amount of $9,636 was applied to the officer’s loan. At June 30, 2004, the loan balance for the officer was $38,699 and accrued interest was $1,661.

On November 28, 2003, the Company agreed to loan the President of the Company, $72,221 for the purpose of purchasing 57,777 shares of the Company’s common stock through the exercise of a stock option previously granted to the officer on February 16, 2002. In addition, in June 2004, accrued wages in the amount of $39,928 was applied to the officer’s loan. At June 30, 2004, the loan balance for the officer was $32,293 and accrued interest was $2,255.

On November 28, 2003, the Company agreed to loan a Vice-President of the Company, $20,000 for the purpose of purchasing 20,000 shares of the Company’s common stock through the exercise of a stock option previously granted to the officer on February 16, 2002. In January 2004, the officer terminated his employment with the Company and the balance owed, including $210 in interest, was applied to his severance pay and deemed fully paid.

All of the loans, which were immediately available, bear an interest at the rate of six percent per annum, have a term of two-years and is payable in deferred salary or cash. Principal and accrued interest is due and payable at the expiration of the loan term. The shares of the Company’s common stock acquired with the loan proceeds secure repayment of the loan. These shares will be held in escrow for the benefit of the Company pending repayment or substitution of additional or different collateral in form and amount satisfactory to the Company.

The promissory notes memorializing these agreements is filed as Exhibits 10.14, 10.15 and 10.16 to the SB-2.

Common Stock Purchase Warrants and Options, pp. F-28 to F-29

29.   We note that you have disclosed pro forma net loss and earnings per share for the year ended June 30, 2004. Tell us the impact on net loss and earnings per share if you had determined employee stock-based compensation costs based on the fair value model for the year ended June 30, 2003. Also tell us the assumptions used in your calculations of pro forma compensation expense under the fair value method. This information should be disclosed according to paragraph 2(e) of SFAS 148 and paragraph 47(d) of SFAS 123.

The table has been revised to include the 2003 information. The disclosure has been revised to include the assumptions used to calculate pro forma compensation expense using the fair value method.

Exhibits 31.1 and 31.2

30.   It appears that your certifications in your annual and subsequent interim reports do not include the disclosures required by Section 302(a)(4)(d) and Section(a)(5) of the Sarbanes-Oxley Act of 2002. Revise your filings to include the proper certifications. Refer to Item 601(b)(31) of Regulation S-B.

As a small business issuer and thus, non-accelerated filer, the company is not required to include the disclosures set forth in Section 302(a)(4)(d) and Section (a)(5) in these reports.

Form 10-QSB for the Quarter Ended December 31, 2004

Note 3 - New Accounting Pronouncements, pp. 7-8

31.   Explain  why you believe that the FASB adoption of Statement No. 123R “will have no material impact” on your financial statements. We note that the SFAS 123 pro forma disclosure in Note 8 on page 13 adjusts a $78,692 reported net income for the six months ended December 31, 2004 to a $234,503 pro forma net loss. Provide disclosure according to SAB Topic 11M.

We have revised the statement to read: “The Company is evaluating the effects adoption of SFAS 123R will have on its financial statements.”

Item 2. Management’s Discussion and Analysis Or Plan Of Operation

Changes in Financial Condition, pp. 21-23

32.   We note your use of the non-GAAP measure “net EBITDA income.” Your disclosure should adhere to the disclosure requirements of Item 10(h)(1)(i) of Regulation S-B. Include a discussion of the usefulness as a performance measure and of the material limitations associated with the use of the measure and the manner in which management compensates for these limitations. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Questions 8 and 15. Consider similar disclosures in your earnings releases furnished on Form 8-K.

We have modified the disclosure on page 49 of the SB-2 and page 24 of the 10-QSB to read:

Net income was $294,024 for the six months ended December 31, 2004 compared to net loss of $1,201,281 for the six months ended December 31, 2003. This is an increase of 124% compared to the prior year. The add-back for the 49.9% minority interest in NetSol Connect owned by another party was $14,259compared to $93,338. During the current six months, the Company also recognized an expense of $231,916 for the beneficial conversion feature on convertible debentures, an expense of $249,638 for the fair market value of warrants issued and a gain of $189,641 from the settlement of a debt. Net income per share was $0.03, basic, and $0.02, diluted, for the six months ended December 31, 2004 as compared with a loss per share of $0.17 for the corresponding period last year. The net EBITDA income was $917,165 compared to loss of $610,496 after amortization and depreciation charges of $623,144 and $608,697 respectively. Although the net EBITDA income is a non-GAAP measure of performance we are providing it for benefit of our investors and shareholders to assist them in their decision-making process.

Supplementally, the use of the measure ‘net EBITDA income’ stems from the most frequently asked questions by investors and shareholders. The Company understands this measure is a non-GAAP measure but has included it in our management discussion and earnings releases for the sake of these investors.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc: Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC